UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2018
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-35764

A. Full title of the plan and the address of the plan if different from that of the issuer named below:
PBF ENERGY RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PBF ENERGY INC.
One Sylvan Way, Second Floor
Parsippany, New Jersey 07054

PBF ENERGY RETIREMENT SAVINGS PLAN

*All other schedules required by 29 CFR. §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the PBF Holding Company LLC Retirement Plans Administrative Committee

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PBF Energy Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2018 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Friedman LLP

We have served as the Plan’s auditor since 2012.

East Hanover, NJ
June 28, 2019

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments, at fair value	$334,424,675	$299,160,187

Receivables:
Employer contributions	1,169,205	823,336
Participant contributions	548,708	1,413,361
Notes receivable from participants	12,745,312	9,832,328
	14,463,225	12,069,025

Total assets	348,887,900	311,229,212

Net assets available for benefits	$348,887,900	$311,229,212

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018

Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(34,124,425)
Interest and dividends	13,084,026
Total investment loss	(21,040,399)

Interest income on notes receivable from participants	549,391

Contributions:
Participants	41,831,447
Employer	26,659,144
Rollover	6,787,552
Other	16,230
Total contributions	75,294,373

Total additions	54,803,365

Deductions
Benefits paid to participants	17,034,667
Administrative expenses	110,010
Total deductions	17,144,677

Net increase in net assets available for benefits	37,658,688

Net assets available for benefits:
Beginning of year	311,229,212
End of year	$348,887,900

See notes to financial statements.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1 - DESCRIPTION OF PLAN

General
The PBF Energy Retirement Savings Plan (the “Plan”) is a qualified retirement plan covering certain of PBF Energy Inc.’s and its subsidiaries’ employees in the United States (“U.S.”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used in this report, the term “PBF Energy” or the “Company” may refer, depending upon the context, to PBF Energy Inc., one or more of its consolidated subsidiaries, or all of them taken as a whole.

The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

Plan Administration
PBF Holding Company LLC (“PBF Holding”), a subsidiary of PBF Energy, is the Plan sponsor. PBF Energy is a publicly traded independent petroleum refining company with five refineries in the U.S. and approximately 3,300 employees.

The PBF Holding Company LLC Retirement Plan’s Administrative Committee (the “Administrative Committee”), which consists of persons selected by PBF Holding, is the Plan Administrator. The members of the Administrative Committee are employees of the Company who serve without compensation for services in that capacity. Vanguard Fiduciary Trust Company (“Vanguard”, “Trustee”) is the trustee and record keeper of the Plan and has custody of the securities and investments of the Plan through a trust.

Eligibility and Participation
Employees at PBF Energy’s U.S. locations are eligible to participate in the Plan on the first day of the month following the completion of thirty days of service with the Company. The Plan has an automatic enrollment feature for new eligible employees with the initial contribution rate set at 3% of compensation, contributed on a pre-tax basis. Participants can change these options and can also elect not to contribute to the Plan. If participants are contributing less than 7% of pay, their pre-tax contribution percentage will be automatically increased 1% each January, until they are contributing 7% in total to the Plan. Participants may opt out of this auto-increase feature, if they do not want to have their contribution rate increased. Contractors and part-time employees, as defined in the Plan, are excluded from participating in the Plan.

Contributions
Eligible employees may make pre-tax contributions of a percentage of their eligible compensation, as defined by the Plan, and subject to Internal Revenue Code (the “Code”) limitations. Participants may also make designated Roth 401(k) contributions to the Plan. The Code established a combined annual pre-tax and Roth 401(k) contribution limit of $18,500 and $18,000 for the years ended December 31, 2018 and 2017, respectively. Participants 50 years of age or older can contribute an additional catch-up contribution of up to $6,000 for the years ended December 31, 2018 and 2017. Additionally, beginning January 3, 2017, the Plan offered participants the option to make traditional

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

after-tax contributions. Participants have the ability to contribute up to 50% of their pay on a combined pre-tax, Roth, and/or traditional after-tax basis.

The Plan sponsor makes safe-harbor matching contributions in the amount of 200% of each participant’s pre-tax and Roth elective deferral that does not exceed 3% of compensation for the plan year, as defined by the Plan. The safe-harbor matching contributions are 100% vested immediately. The Plan sponsor does not match on traditional after-tax contributions. Eligible employees may also elect to roll over distributions from a former employer’s qualified retirement plan into the Plan.

Investment Options
Participants direct 100% of their contributions into investments offered by the Plan. The Plan offers as investment options various Vanguard mutual fund accounts and PBF Energy Inc. Class A common stock. Participants can elect to allocate up to 10% of their contributions to PBF Energy Inc. Class A common stock. Participants may change their investment options in accordance with the Plan’s provisions.

The Pension Protection Act created the Qualified Default Investment Alternative (the “QDIA”) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan Administrator selected the Vanguard Target Retirement Fund with the target date closest to the participant’s estimated retirement date as its QDIA.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect the participant’s contributions, the Company matching contributions and withdrawals, income, expenses, and investment gains and losses attributable to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately 100% vested in their participant accounts.

Notes Receivable from Participants
Participants may borrow from their account balance, up to the lesser of 50% of the vested balance or $50,000. The interest rate on loans is established based on the prime rate plus 1%. The interest rate as of December 31, 2018 was 6.25%. The loan repayment schedule can generally be no longer than 60 months, except in the case of a loan for the purchase of a participant’s principal residence which can be up to 120 months. Principal and interest is paid ratably through payroll deductions. Participants are subject to a 90 day waiting period between paying off a loan and obtaining a new loan.

Payment of Benefits
Participants receive the full amount of their vested account balances in the event of normal retirement, termination of service, death or disability. Early withdrawals are permitted at the participant’s request after the age of 59 ½. Certain hardship withdrawals are also permitted. Distributions may be made in a lump-sum payment, joint and survivor annuities or pre-retirement survivor annuities, at the

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Participant’s election. Generally, required minimum distributions begin no later than the April 1st following the later of the end of the year a participant turns 70 ½ or separation from service.

Hardship Withdrawals
The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant, as determined by the Plan Administrator. Permissible circumstances for hardship withdrawals include medical expenses, education expenses and costs directly related to the purchase of a principal residence and such other circumstances as the Plan Administrator may determine based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after a hardship withdrawal.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets, reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a deemed distribution is recorded.

Investment Valuation
Plan investments are presented at their fair value. A fair value hierarchy is used that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect management’s own assumptions.

The valuation methods used to value Plan investments are as follows.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Mutual funds –Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that value. The mutual funds are deemed to be actively traded and are classified as Level 1 investments.

Common stock –Valued at the daily closing price as reported by the applicable stock exchange. PBF Energy’s Class A common stock trades on the New York Stock Exchange and is actively traded and is classified as a Level 1 investment.

Income Recognition
Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on the sale of investments and the net unrealized appreciation (depreciation) of investments, based on the value of assets at the beginning of the year or at the time of purchase during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Plan expenses not paid by the Company are paid out of Plan assets provided that such payment is consistent with ERISA.

Management Fees and Operating Expenses
Management fees to the Trustee and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected in the net appreciation in fair value of such investments.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3 - FAIR VALUE MEASUREMENTS

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Common stocks and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges or published NAV’s and are categorized in Level 1 of the fair value hierarchy.

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2018
Total Mutual Funds	$329,638,666	$—	$—	$329,638,666

PBF Energy Inc. Class A common stock	4,786,009	—	—	4,786,009

Investments, at fair value	$334,424,675	$—	$—	$334,424,675

				Total as of
				December 31,
	Level 1	Level 2	Level 3	2017
Total Mutual Funds	$294,641,281	$—	$—	$294,641,281

PBF Energy Inc. Class A common stock	4,518,906	—	—	4,518,906

Investments, at fair value	$299,160,187	$—	$—	$299,160,187

4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

PBF ENERGY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

5 - INCOME TAX STATUS
The Company adopted a pre-approved prototype plan offered by the Plan’s trustee. The Internal Revenue Service has determined that the prototype plan, by letter dated May 28, 2014, is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

GAAP requires the Plan’s Administrative Committee to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would be sustained upon examination by the IRS. The Plan’s Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of mutual fund accounts managed by Vanguard, the trustee of the Plan. In addition, the Plan allows for loans to participants and investment in PBF Energy’s Class A common stock. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record-keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 27-2198168 PLAN NO. 002

SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

				Description of investment, including
		Identity of issuer, borrower,		maturity date, rate of interest,		Current
(a)*	(b)	lessor, or similar party	(c)	collateral, par or maturity value	(d) Cost**	(e) Value
*		PBF Energy Inc.		Class A Common Stock		$4,786,009
*		The Vanguard Group		Vanguard Federal Money Market Fund		12,748,998
*		The Vanguard Group		Vanguard Institutional Index Fund		31,434,328
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2015		5,664,114
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2020		19,370,687
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2025		26,351,056
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2030		25,966,343
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2035		23,558,498
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2040		22,001,593
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2045		19,592,222
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2050		14,754,718
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2055		9,621,737
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2060		3,198,414
*		The Vanguard Group		Vanguard Institutional Tgt Retirement 2065		43,499
*		The Vanguard Group		Vanguard Institutional Tgt Retirement Income		6,191,553
*		The Vanguard Group		Vanguard Int’l Growth Fund Admiral Shares		19,973,851
*		The Vanguard Group		Vanguard Mid-Cap Growth Fund		16,779,036
*		The Vanguard Group		Vanguard Morgan Growth Admiral Shares		12,273,923
*		The Vanguard Group		Vanguard Sm-Cap Index Fund Institutional		15,855,526
*		The Vanguard Group		Vanguard Total Bd Mkt Indx Admiral Shares		15,986,859
*		The Vanguard Group		Vanguard Wellington Fund Admiral Shares		18,270,265
*		The Vanguard Group		Vanguard Windsor II Fund Admiral Shares		10,001,446
						$334,424,675

*		Participants		Participant loans maturing 2019 to 2028 at interest rates of 4.25% - 6.25%		12,745,312
						$347,169,987

*		Denotes party-in-interest to the Plan.
**		Omitted all participant-directed transactions under an individual account plan.

See accompanying report of independent registered public accounting firm.

PBF ENERGY RETIREMENT SAVINGS PLAN

EIN 27-2198168 PLAN NO. 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2018

					Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Identity of Party Involved	Relationship to Plan	Description of Transaction	Participant Contributions Transferred Late to Plan	Late Participant Loan Repayments Included	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2018, the Plan Sponsor remitted all contributions to the Plan’s Trustee in a timely manner.	$—	N/A	$—	$—	$—	$—
PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2017, the Plan Sponsor remitted all contributions to the Plan’s Trustee in a timely manner.	$—	N/A	$—	$—	$—	$—
PBF Energy Retirement Savings Plan	Plan Sponsor	For the year ended December 31, 2016, the Plan Sponsor failed to remit timely to the Plan’s Trustee multiple participant salary deferrals totaling $1,209,055.	$1,209,055	N/A	$—	$—	$—	$1,209,055

See accompanying report of independent registered public accounting firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the PBF Holding Company LLC Retirement Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PBF Energy Retirement Savings Plan

Date:	June 28, 2019	By:	/s/ John E. Luke
John E. Luke Chairman of the PBF Holding Company LLC Retirement Plans Administrative Committee Treasurer, PBF Energy Inc.